CONSULTING AGREEMENT
(made with effect as of the lst day of June, 2006.)

BETWEEN:

STARFIELD RESOURCES INC., a corporation

amalgamated under the laws of Alberta

(hereinafter called the "Corporation")

- and -

GLEN C. MACDONALD, of the city of Vancouver, BC,

(hereinafter called "Macdonald")

WHEREAS the Corporation and Macdonald have negotiated and agreed upon terms and conditions upon which Macdonald will make his services available to the Corporation on an independent contractor basis;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1- TERM

1.1

Term

This Agreement shall commence and be effective on June 1, 2006, and shall continue indefinitely thereafter unless and until terminated by either the Corporation or Macdonald in accordance with this Agreement.

ARTICLE 2 - THE CONTRACTOR'S SERVICES

2.1

Services

The Corporation agrees to retain Macdonald, and Macdonald agrees to be retained by the Corporation, as a consultant for the purposes of providing such technical managerial advice as may be requested by the Corporation from time to time for the Corporation's benefit. Such consulting services shall include, without limitation, those services and responsibilities as set out in Schedule "A".

2.2

Time and Effort

Macdonald shall perform the consulting services for up to four (4) days per month, based on a regular eight (8) hour day.

2.3

Location

Subject to reasonable travel requirements, Macdonald shall perform the consulting services from the Corporation's office in Vancouver.

2.4

Non-Disclosure of Confidential Information

Macdonald acknowledges that, in the course of performing and fulfilling the consulting services, he will have access to, and will continue to be entrusted with, confidential information concerning the activities, business operations, customers and clients of the Corporation which information is not generally known in the industry in which the Corporation does business ("Confidential Information") and that the disclosure of any Confidential Information to competitors of the Corporation or to other persons would be highly detrimental to the interests of the Corporation. Confidential Information does not include information which is and/or becomes generally available to the public other than due to a breach of this Agreement. Macdonald further acknowledges and agrees that the right to maintain confidential such Confidential Information is a proprietary right which the Corporation is entitled to protect. Accordingly, Macdonald covenants and agrees with the Corporation that: (i) he will not, during the term of this Agreement, disclose any such Confidential Information to any person (other than to an employee or agent of Macdonald who has agreed to maintain confidentiality on the same basis as Macdonald), nor shall he use the same, except as required in the normal course of performing the consulting services, and (ii) after the termination or expiration of this Agreement, he will not disclose or make any use of Confidential Information without the consent of the Corporation.

ARTICLE 3 – FEES

3.1

Monthly Retainer/Fees

For the performance of the consulting services, the Corporation shall pay Macdonald, as a retainer, the sum of CDN $4,000 per month, plus goods and services tax, as applicable. This monthly retainer shall be inclusive of fees for Macdonald being available to perform or performing the consulting services for up to four (4) days per month, based on a regular eight (8) hour day. Macdonald shall provide regular invoices (with GST registration number) to the Corporation. All amounts owing by the Corporation shall be paid to Macdonald monthly and not later than five (5) business days following the receipt of the applicable invoice.

3.2

Options

Macdonald shall continued to be eligible to participate in any stock option plan created by the Corporation for its officers and directors, provided that any additional option grants to Macdonald shall be subject to the approval of the Compensation Committee and the Board of Directors.

3.3

Reimbursement of Expenses

Macdonald shall be entitled to reimbursement of all reasonable business expenses incurred by him in good faith upon presentation of appropriate invoices, receipts and other requested documentation.

3.4

Disability

In the event that Macdonald becomes partially or totally disabled during the term of this Agreement for a period of six (6) months or less, this Agreement shall continue and Macdonald shall receive all remuneration, payments and rights including, without limiting the generality of the foregoing, all payments and entitlements provided for under this Agreement, as if Macdonald was regularly and fully performing the consulting services.

3.5

Benefits

Other than as may be specifically set out in this Agreement, Macdonald is not eligible for any benefits from the Corporation. Notwithstanding the foregoing, when and if implemented and for such period as Macdonald is an officer of the Corporation, the Corporation shall permit Macdonald to participate in the Corporation's health, dental and disability benefits and insurance coverage in a manner consistent with the benefits coverage generally provided to senior executives of the Corporation.

ARTICLE 4 – TERMINATION

4.1

Termination

This Agreement and the consulting services may only be terminated with the approval of the Board of Directors of the Corporation.

4.2

Termination for Cause

The Corporation may terminate this Agreement and the consulting services for cause by giving written notice to the Contractor of its intention to terminate this Agreement on the date specified in such notice. If the Corporation exercises its rights pursuant to this section 4.2 to terminate this Agreement for cause, Macdonald shall not be entitled to receive any further remuneration or payments of any kind or nature hereunder from and after the effective date of termination of this Agreement other than those obligations which have accrued pursuant to Article 3 to the effective date of termination. For the purposes of this Agreement, "cause" shall mean:

(a)

an act or acts of dishonesty on the part of Macdonald resulting or intending to result directly or indirectly in substantial gain or personal enrichment to which either was not legally entitled at the expense of the Corporation; or

(b)

a material breach of Macdonald's duties or responsibilities resulting in material injury to the Corporation or any of its subsidiaries; provided, however, that such breach shall not include: (i) bad judgment or negligence on the part of Macdonald, or (ii) any act or omission believed by Macdonald in good faith to have been in or not opposed to the interests of the Corporation.

4.3

Termination Without Cause

The Corporation may terminate this Agreement and Macdonald's consulting services without cause upon 30 days written notice. In the event of any termination by the Corporation without cause (including any failure to abide by the material terms of this Agreement or any constructive dismissal initiated by Macdonald), the following additional provisions shall apply:

(a)

the Corporation shall comply with all obligations which have accrued pursuant to Article 3 to the effective date of termination;

(b)

within ten (10) business days following the effective date of termination, the Corporation shall pay to Macdonald, on a lump sum basis, an amount equal to six (6) month's total fees plus one (1) additional month's total fees for each month or partial month during which Macdonald has provided any consulting services to the Corporation pursuant to this Agreement following the commencement date hereof up to a maximum of eighteen (18) month's total fees, such total fees to be based on the monthly retainer/fees paid or payable to Macdonald pursuant to section 3,1 above plus the average monthly additional fees or bonus payments paid or payable to Macdonald pursuant to section 3.2 above during the twelve (12) months immediately preceding the effective date of termination;

(c)

all unvested stock options shall be automatically accelerated, vested and exercisable; and be give one (1) year to exercise;

(d)

Macdonald shall not have any obligation to mitigate his damages with respect to any payments or entitlements pursuant to this Agreement, nor shall any mitigation or other earnings be taken into account in order to reduce amounts payable by the Corporation.

4.4

Termination by Macdonald

Macdonald may terminate this Agreement by notice in writing specifying the effective date of termination, not to be less than six (6) months after the date of notice. The Corporation may elect to deem any date prior to the date specified in the notice as the effective date of termination in which event Macdonald shall receive payment of all amounts which would have been due during the remainder of the notice period provided by Macdonald, to a maximum of six (6) months. Macdonald shall not be entitled to receive any further remuneration or payments of any kind or nature from and after the effective date of termination, unless the parties agree otherwise.

4.5

Change of Control

If Macdonald ceases to be engaged by the Corporation for any reason (including any voluntary termination by Macdonald pursuant to section 4.4 above) within six (6) months following the completion of a "Change of Control" (as defined below), Macdonald shall be deemed to have been terminated without cause under this Agreement and, for greater certainty, Macdonald shall receive all payments and entitlements as set out in section 4.3 above.

For the purposes of this Agreement, "Change of Control" means any of the following events or circumstances:

(a)

if any person (which for all purposes hereof, shall include, without limitation, an individual, sole proprietorship, partnership, association, syndicate, organization, trust, body corporate, and any trustee, executor, administrator, or other legal representative), or any group of two or more persons acting jointly or in concert (whether by means of a shareholder agreement or otherwise), or any person associated or affiliated with any such person or group within the meaning of the Ontario Business Corporations Act, becomes the beneficial owner, directly or indirectly, of: (i) more than fifty percent (50%) of the voting securities of the Corporation (voting securities being securities carrying the right to vote for the Board), (ii) more than fifty percent (50%) of the securities of the Corporation convertible into or exchangeable for voting securities of the Corporation, or (iii) any combination of voting securities and convertible securities representing more than fifty percent (50%) of the combined total number of voting securities and convertible securities of the Corporation, or, in the case of each of (i), (ii) or (iii) herein, of any successor to the Corporation in any manner whatsoever, including, without limitation, as a result of take-over bid, reorganization of capital, conversion, share exchange, arrangement, merger, amalgamation, or other combination of the Corporation with any other entity;

(b)

the approval by the shareholders of the Corporation ofi(i) a plan of liquidation of the Corporation, (ii) an agreement providing for the merger or consolidation of the Corporation other than a merger or consolidation in which (A) the holders of the voting securities of the Corporation immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the voting securities of the continuing or surviving corporation immediately after such consolidation or merger or (B) the Board immediately prior to the merger or consolidation would, immediately after the merger or consolidation, constitute a majority of the board of directors of the continuing or surviving corporation, or (iii) an agreement or agreements providing for the sale or other disposition (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation;

(c)

other than the termination of the Corporation's current Chief Executive Officer, any termination by the Corporation, for cause or otherwise, or other cessation of employment of the Corporation's, President & Chief Executive Officer;

(d)

any change in the composition of the Board occurring at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders' resolution, such that members of the Board prior to such meeting or resolution no longer constitute a majority of the Board, without the Board as constituted immediately prior to such meeting or shareholders' resolution having approved such change; or

(e)

the adoption by the Board of a resolution to the effect that a Change of Control has occurred.

4.6

Resignation

If Macdonald is a director or officer at the relevant time, he agrees that upon termination of this Agreement, pursuant to this Article 4, he will tender his resignation from any position he may hold as an officer or director of the Corporation or any of its affiliates, unless otherwise agreed to by the Board and the Representative.

ARTICLE 5 - INDEPENDENT CONTRACTOR

5.1

Independent Contractor

(a)

The parties acknowledge and agree that, in performing the consulting services, Macdonald is not an employee or partner of the Corporation. Therefore, Macdonald acknowledges and agrees that the Corporation shall not be required to make any deductions or contributions (including employment insurance, Canada Pension Plan, workers' compensation, employer health tax or similar levies) in respect of the engagement described in this Agreement; rather, Macdonald shall be responsible to report to the proper authorities and pay all taxes, employment insurance contributions, Canada Pension Plan contributions, employer health tax, workers' compensation premiums, goods and services tax, or any other levies or taxes for which he may be liable at law in respect of any payments to him from the Corporation or with respect to the services.

(b)

In the event that Macdonald is determined by any court or governmental authority to be an employee of the Corporation, then this Agreement shall continue to apply and bind the parties and all amounts and other entitlements set out in this Agreement (specifically including those in section 4.3 above) shall continue to be payable and owing to Macdonald, but subject to such withholdings and deductions as may be required by law.

ARTICLE 6 – MISCELLANEOUS

6.1

Binding Agreement

This Agreement shall be binding on the parties hereto and their successors in interest and permitted assigns.

6.2

Notices

Any notice or other communication required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(a)

enclosed in a sealed envelope and delivered in person or by courier to the party hereto to whom it is addressed (or, in the case of the Corporation, to the receptionist or other responsible employee) at the relevant address set forth below; or

(b)

telexed, telegraphed, telecopied or sent by other means of recorded electronic communication:

if to the Corporation, addressed to:

Suite 420 – 625 Howe Street

Vancouver, BC

V6C 2T6

Attention:

Mr. Glen Indra, President & CEO

Tel:

604.608.0400

Fax:

604.608.0344

With a copy to:

Fasken Martineau DuMoulin LLP

Suite 2100, 1075 Georgia Street West

Vancouver, BC

V6E 3G2

if to Macdonald, addressed to:

905-1600M Beach Ave.

Vancouver, B.C.

V6G 1Y7

Attention:

Glen C. Macdonald

Any notice or other communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery, if delivered in person or by courier, and on the day of sending, if sent by telex, telegraph, telecopy or other means of recorded electronic communication (provided such delivery or sending is during normal business hours on a business day and, if not, then on the first business day thereafter). Any party hereto may change his or its address for notice by notice to the other party hereto given in the manner aforesaid.

6.3

Modification and Waivers

No provision of this Agreement may be modified or amended unless such modification or amendment is agreed to in writing and signed by the Corporation and Macdonald. No waiver by either party hereto of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the time or any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the engagement of Macdonald by the Corporation have been made by any party which are not set forth expressly in this Agreement.

6.4

Entire Agreement

This Agreement contains all the terms and conditions of Macdonald's engagement with the Corporation and supersedes all prior agreements and understandings.

6.5

Law Governing

This Agreement shall be subject to and governed by the laws of the Province of British Columbia. The parties agree that they can only enforce this Agreement in the Courts of the Province of British Columbia or the Courts of the location of the Corporation's head office.

6.6

Severability

The invalidity, illegality or unenforceability of any provision hereof shall not in any way affect or impair the validity, legality or enforceability of the remaining provisions hereof.

6.7

No Set-Off

The Corporation's obligations to make the payments and provide the entitlements as set out in this Agreement or otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, defence, or any other claim, right or action which the Corporation may have or allege to have against Macdonald.

6.8

Headings

The headings contained herein are for reference purposes only and shall not in any way affect the construction or interpretation of this Agreement.

6.9

Independent Advice

The parties confirm having had the opportunity to obtain independent legal advice regarding this Agreement and that they are signing this Agreement freely and voluntarily and with full understanding of its contents.

6.10

Successors

This Agreement and all rights of Macdonald hereunder shall enure to the benefit of and be enforceable by Macdonald or his personal or legal representatives, heirs, executors, administrators and successors and shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.